

03054786

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 37303

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAMDEN FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 CAMPUS DRIVE, SUITE 250
(No. and Street)

IRVINE	CALIFORNIA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON McCLINTOCK — 949/475-4200 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., #255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, JON McCLINTOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMDEN FINANCIAL SERVICES, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



DEBRA L. WODARCK
Commission # 1249301
Notary Public - California
Orange County
My Comm. Expires Feb 9, 2004

Notary Public

JON McCLINTOCK Signature

CFO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(2) PROVISION FOR INCOME TAXES, Continued

The Company accounts for its income taxes per the requirements of Financial Accounting Standard 109 (FAS 109), Accounting for Income Taxes, which is an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. There were no material deferred taxes at either the beginning of the year or the end of the year.

(3) RENTAL OF OFFICE SPACE; RELATED PARTY TRANSACTION

The Company has entered into a thirty-six month lease expiring December 31, 2003. Minimum future lease payments on this lease at December 31, 2002, are as follows:

2003	$ 5,220

Total rental expense for 2002 amounted to $4,111.

(4) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2002, the net capital was $178,981 which exceeded the required minimum capital by $173,981, and the net capital ratio was 0.22 to 1.

(5) DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

A computation of net reserve requirements is not applicable as the Firm qualifies for an exemption under SEC Rule 15c3-3(k)(2)(ii).